UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

GLOBAL INDEMNITY plc

(Name of Subject Company (Issuer) and Filing Person (Offeror))

A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G39319101

(CUSIP Number of Class of Securities)

Global Indemnity plc

Attention: Thomas M. McGeehan

ARTHUR COX BUILDING

EARLSFORT TERRACE

DUBLIN 2, IRELAND

+ 353 (0) 1 618 0000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Thomas Ivey, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, CA 94301

(650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$61,000,000	$6,990.60

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $61,000,000 an aggregate of up to 3,168,831 A ordinary shares of Global Indemnity plc at a purchase price of not more than $22.00 and not less than $19.25 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the offer by Global Indemnity plc, a company formed under the laws of Ireland (“Global Indemnity” or the “Company”), to purchase for not more than $61,000,000 cash up to 3,168,831 of its A ordinary shares, par value $0.0001 per share ( the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $22.00 nor less than $19.25 per Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated May 9, 2012 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All purchases by the Company of Shares will be effected by way of redemption in accordance with the Company’s articles of association.

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.      Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2.      Subject Company Information.

(a)        The name of the issuer is Global Indemnity plc. The address and telephone number of the issuer’s principal executive offices are: Arthur Cox Building, Earlsfort Terrace, Dublin 2, Ireland, +353 (0) 1 618 0000.

(b)        The subject securities are A ordinary shares, par value $0.0001, of Global Indemnity. As of April 6, 2012, there were 16,396,965 Shares issued and outstanding.

(c)        Information about the trading market and price of the Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 8 — Price Range of Shares.”

Item 3.      Identity and Background of Filing Person.

(a)        The filing person to which this Schedule TO relates is Global Indemnity plc. The address and telephone number of Global Indemnity is set forth under Item 2(a) above. The names of the directors and executive officers of Global Indemnity are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Global Indemnity is c/o Global Indemnity plc, Arthur Cox Building, Earlsfort Terrace, Dublin 2, Ireland, +353 (0) 1 618 0000.

Item 4.      Terms of the Transaction.

(a)        The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions

of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — Material Tax Considerations,” and “Section 15 — Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of security holders as a result of this transaction.

(b)        The details regarding any purchases from an officer, director or affiliate of Global Indemnity are incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 5.      Past Contracts, Transactions, Negotiations and Agreements.

Information regarding agreements involving Global Indemnity’s securities is incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 6.      Purposes of the Transaction and Plans or Proposals.

(a)        Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(b)        Information regarding the treatment of Shares acquired pursuant to the Tender Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(c)        Information about any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings:

—	“Section 2 — Purpose of the Offer; Certain Effects of the Offer;”

—	“Section 8 — Price Range of Shares; Dividends;” and

—	“Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

Item 7.      Source and Amount of Funds or Other Consideration.

(a)        Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds.”

(b)        Financing will not be required in connection with the Tender Offer.

(d)        None of the consideration for the Tender Offer will be borrowed. Global Indemnity will use cash on hand to fund the Tender Offer.

Item 8.      Interest in Securities of the Subject Company.

(a)        The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

(b)        The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.      Persons/Assets, Retained, Employed, Compensated or Used.

(a)        The information under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.      Financial Statements.

(a)-(b)  Not applicable. The consideration offered consists solely of cash. The Tender Offer is not subject to any financing condition and Global Indemnity is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.      Additional Information

The Company will amend the Schedule TO to include documents that the Company may file with the Securities and Exchange Commission (the “SEC”) after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(1)    The information under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2)    The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3)    The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4)    The information under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(a)(5)    None. The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(b)        The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.   Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 9, 2012.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2012.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2012.
(a)(1)(F)	Summary Advertisement, dated May 9, 2012.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing the Tender Offer, dated May 9, 2012 (incorporated by reference from the Company’s Form 8-K filed with the SEC on May 9, 2012).
(b)	None.
(d)(1)	Amended and Restated Shareholders’ Agreement dated as of July 2, 2010 among Global Indemnity plc (as successor to United America Indemnity, Ltd. and the Shareholders Named Therein (incorporated by reference from Form 8-K12B, filed with the SEC on July 2, 2010).
(d)(2)	Assignment and Assumption Agreement relating to the Amended and Restated Shareholders Agreement, dated July 2, 2010 (incorporated herein by reference to Exhibit 10.7 of our Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809))
(d)(3)	Global Indemnity plc Share Incentive Plan, amended and restated effective July 2, 2010 (incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809)). .
(d)(4)	Amendment to Global Indemnity plc Share Incentive Plan dated July 2, 2010 (incorporated herein by reference to Exhibit 10.2 of our Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809)).
(d)(5)	Deed Poll of Assumption for United America Indemnity, Ltd. Share Incentive Plan by Global Indemnity plc, dated July 2, 2010 (incorporated herein by reference to Exhibit 10.3 or Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809)).
(d)(6)	Global Indemnity plc Annual Incentive Awards Plan, as amended and restated as of July 2, 2010 (incorporated by reference from Form 8-K12B, filed with the SEC on July 2, 2010).
(d)(7)	Deed Poll of Assumption for United America Indemnity, Ltd. Annual Incentive Award Program by Global Indemnity plc, dated July 2, 2010 (incorporated herein by reference to Exhibit 10.5 of our Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809)).
(d)(8)	Indemnification Agreement, by and among United America Indemnity Ltd., and Fox Paine Capital Fund II International L.P., dated as July 2, 2010 (incorporated by reference from Form 8-K12B, filed with the SEC on July 2, 2010).
(d)(9)	Employment Agreement for Larry A. Frakes, dated May 10, 2007 (incorporated herein by reference to Exhibit 10.1 of the Quarterly Report of United America Indemnity, Ltd. on Form 10-Q filed on May 10, 2007 (File No. 000-50511)).
(d)(10)	Amended and Restated Employment Agreement for Larry A. Frakes, dated February 5, 2008 (incorporated herein by reference to Exhibit 10.1 of the Current Report of United America Indemnity, Ltd. on Form 8-K filed on February 8, 2008 (File No. 000-50511).
(d)(11)	Amended and Restated Employment Agreement for Larry A. Frakes, dated August 14, 2009 (incorporated herein by reference to Exhibit 10.1 of the Current Report of United America Indemnity, Ltd. on Form 8-K filed on August 17, 2009 (File No. 000-50511)).

(d)(12)	Amendment to the Amended and Restated Employment Agreement for Larry A. Frakes, entered into on March 15, 2011 and effective as of July 2, 2010 (incorporated herein by reference to Exhibit 10.13 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-50511)).
(d)(13)	Executive Employment Agreement, dated July 28, 2008, between United National Insurance Company and J. Scott Reynolds (incorporated herein by reference to Exhibit 10.22 to the annual report of United America Indemnity, Ltd. on Form 10-K for the fiscal year ended December 31, 2008 (File No. 000-34809)).
(d)(14)	Retention Agreement between Penn-America Insurance Company and Matthews B. Scott, dated March 15, 2011 (incorporated herein by reference to Exhibit 10.19 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809)).
(d)(15)	Executive Employment Agreement, dated as of November 15, 2009, between Wind River Reinsurance Company, Ltd. and Troy W. Santora (incorporated herein by reference to Exhibit 10.26 to the annual report of United America Indemnity, Ltd. on Form 10-K for the fiscal year ended December 31, 2009 (File No. 000-50511)).
(d)(16)	Retention Agreement between Wind River Reinsurance Company, Ltd. and Troy W. Santora, dated March 15, 2011 (incorporated herein by reference to Exhibit 10.21 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809)).
(d)(17)	Executive Employment Agreement, dated as of December 8, 2009, between United America Indemnity, Ltd. and Thomas M. McGeehan (incorporated herein by reference to Exhibit 10.27 to the annual report of United America Indemnity, Ltd. on Form 10-K for the fiscal year ended December 31, 2009 (File No. 000-50511)).
(d)(18)	Retention Agreement between United America Indemnity, Ltd. and Thomas M. McGeehan, dated March 15, 2011. (incorporated herein by reference to Exhibit 10.23 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809))
(d)(19)	Retention Agreement between Diamond State Insurance Company and David J. Myers, dated March 15, 2011 (incorporated herein by reference to Exhibit 10.24 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809)).
(d)(20)	Subscription and Backstop Agreement, dated as of March 16, 2009, between United America Indemnity, Ltd., U.N. Holdings (Cayman) II, Ltd., and Fox Paine & Company, LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report of United America Indemnity, Ltd. on Form 8-K filed on March 17, 2009 (File No. 000-50511)).
(d)(21)	Management Agreement, dated as of September 5, 2003, by and among United National Group, Ltd., Fox Paine & Company, LLC and The AMC Group, L.P. with related Indemnity Letter (incorporated herein by reference to Exhibit 10.3 of Amendment No. 1 to the Registration Statement of United America Indemnity, Ltd. on Form S-1 (Registration No. 333-108857) filed on October 28, 2003) (File No. 000-50511)).
(d)(22)	Amendment No. 1 to the Management Agreement, dated as of May 25, 2006, by and among United America Indemnity, Ltd., Fox Paine & Company, LLC and Wind River Holdings, L.P., formerly The AMC Group, L.P. (incorporated herein by reference to Exhibit 10.3 of the Current Report of United America Indemnity, Ltd. on Form 8-K filed on June 1, 2006) (File No. 000-50511)).
(d)(23)	Letter Agreement, dated March 16, 2011, assigning the 2003 Management Agreement (as amended) and related indemnity agreement, by and among United America Indemnity, Ltd., Global Indemnity (Cayman) Ltd. and Fox Paine & Company, LLC (incorporated herein by reference to Exhibit 10.26 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809)).

(d)(24)	Guaranties, dated March 15, 2011, provided by each of United America Indemnity, Ltd., Wind River Reinsurance Company, Ltd., and Global Indemnity Group, Inc., in each case in favor of Fox Paine & Company, LLC, relating to the obligations of Global Indemnity (Cayman) Ltd. under the Letter Agreement, dated March 15, 2011 (incorporated herein by reference to Exhibit 10.27 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809)).
(g)	None.
(h)	None.

Item 13.   Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Thomas M. McGeehan
Name:	Thomas M. McGeehan
Title:	Chief Financial Officer

Date: May 9, 2012

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 9, 2012.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2012.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 9, 2012.
(a)(1)(F)	Summary Advertisement, dated May 9, 2012.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing the Tender Offer, dated May 9, 2012 (incorporated by reference from the Company’s Form 8-K filed with the SEC on May 9, 2012).
(b)	None.
(d)(1)	Amended and Restated Shareholders’ Agreement dated as of July 2, 2010 among Global Indemnity plc (as successor to United America Indemnity, Ltd. and the Shareholders Named Therein (incorporated by reference from Form 8-K12B, filed with the SEC on July 2, 2010).
(d)(2)	Assignment and Assumption Agreement relating to the Amended and Restated Shareholders Agreement, dated July 2, 2010 (incorporated herein by reference to Exhibit 10.7 of our Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809))
(d)(3)	Global Indemnity plc Share Incentive Plan, amended and restated effective July 2, 2010 (incorporated herein by reference to Exhibit 10.1 of our Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809)). .
(d)(4)	Amendment to Global Indemnity plc Share Incentive Plan dated July 2, 2010 (incorporated herein by reference to Exhibit 10.2 of our Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809)).
(d)(5)	Deed Poll of Assumption for United America Indemnity, Ltd. Share Incentive Plan by Global Indemnity plc, dated July 2, 2010 (incorporated herein by reference to Exhibit 10.3 or Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809)).
(d)(6)	Global Indemnity plc Annual Incentive Awards Plan, as amended and restated as of July 2, 2010 (incorporated by reference from Form 8-K12B, filed with the SEC on July 2, 2010).
(d)(7)	Deed Poll of Assumption for United America Indemnity, Ltd. Annual Incentive Award Program by Global Indemnity plc, dated July 2, 2010 (incorporated herein by reference to Exhibit 10.5 of our Current Report on Form 8-K12B dated July 2, 2010 (File No. 001-34809))
(d)(8)	Indemnification Agreement, by and among United America Indemnity Ltd., and Fox Paine Capital Fund II International L.P., dated as July 2, 2010 (incorporated by reference from Form 8-K12B, filed with the SEC on July 2, 2010).
(d)(9)	Employment Agreement for Larry A. Frakes, dated May 10, 2007 (incorporated herein by reference to Exhibit 10.1 of the Quarterly Report of United America Indemnity, Ltd. on Form 10-Q filed on May 10, 2007 (File No. 000-50511)).
(d)(10)	Amended and Restated Employment Agreement for Larry A. Frakes, dated February 5, 2008 (incorporated herein by reference to Exhibit 10.1 of the Current Report of United America Indemnity, Ltd. on Form 8-K filed on February 8, 2008 (File No. 000-50511).
(d)(11)	Amended and Restated Employment Agreement for Larry A. Frakes, dated August 14, 2009 (incorporated herein by reference to Exhibit 10.1 of the Current Report of United America Indemnity, Ltd. on Form 8-K filed on August 17, 2009 (File No. 000-50511)).

(d)(12)	Amendment to the Amended and Restated Employment Agreement for Larry A. Frakes, entered into on March 15, 2011 and effective as of July 2, 2010 (incorporated herein by reference to Exhibit 10.13 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-50511)).
(d)(13)	Executive Employment Agreement, dated July 28, 2008, between United National Insurance Company and J. Scott Reynolds (incorporated herein by reference to Exhibit 10.22 to the annual report of United America Indemnity, Ltd. on Form 10-K for the fiscal year ended December 31, 2008 (File No. 000-34809)).
(d)(14)	Retention Agreement between Penn-America Insurance Company and Matthews B. Scott, dated March 15, 2011 (incorporated herein by reference to Exhibit 10.19 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809)).
(d)(15)	Executive Employment Agreement, dated as of November 15, 2009, between Wind River Reinsurance Company, Ltd. and Troy W. Santora (incorporated herein by reference to Exhibit 10.26 to the annual report of United America Indemnity, Ltd. on Form 10-K for the fiscal year ended December 31, 2009 (File No. 000-50511)).
(d)(16)	Retention Agreement between Wind River Reinsurance Company, Ltd. and Troy W. Santora, dated March 15, 2011 (incorporated herein by reference to Exhibit 10.21 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809)).
(d)(17)	Executive Employment Agreement, dated as of December 8, 2009, between United America Indemnity, Ltd. and Thomas M. McGeehan (incorporated herein by reference to Exhibit 10.27 to the annual report of United America Indemnity, Ltd. on Form 10-K for the fiscal year ended December 31, 2009 (File No. 000-50511)).
(d)(18)	Retention Agreement between United America Indemnity, Ltd. and Thomas M. McGeehan, dated March 15, 2011. (incorporated herein by reference to Exhibit 10.23 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809))
(d)(19)	Retention Agreement between Diamond State Insurance Company and David J. Myers, dated March 15, 2011 (incorporated herein by reference to Exhibit 10.24 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809)).
(d)(20)	Subscription and Backstop Agreement, dated as of March 16, 2009, between United America Indemnity, Ltd., U.N. Holdings (Cayman) II, Ltd., and Fox Paine & Company, LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report of United America Indemnity, Ltd. on Form 8-K filed on March 17, 2009 (File No. 000-50511)).
(d)(21)	Management Agreement, dated as of September 5, 2003, by and among United National Group, Ltd., Fox Paine & Company, LLC and The AMC Group, L.P. with related Indemnity Letter (incorporated herein by reference to Exhibit 10.3 of Amendment No. 1 to the Registration Statement of United America Indemnity, Ltd. on Form S-1 (Registration No. 333-108857) filed on October 28, 2003)(File No. 000-50511)).
(d)(22)	Amendment No. 1 to the Management Agreement, dated as of May 25, 2006, by and among United America Indemnity, Ltd., Fox Paine & Company, LLC and Wind River Holdings, L.P., formerly The AMC Group, L.P. (incorporated herein by reference to Exhibit 10.3 of the Current Report of United America Indemnity, Ltd. on Form 8-K filed on June 1, 2006) (File No. 000-50511)).
(d)(23)	Letter Agreement, dated March 16, 2011, assigning the 2003 Management Agreement (as amended) and related indemnity agreement, by and among United America Indemnity, Ltd., Global Indemnity (Cayman) Ltd. and Fox Paine & Company, LLC (incorporated herein by reference to Exhibit 10.26 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809)).

(d)(24)	Guaranties, dated March 15, 2011, provided by each of United America Indemnity, Ltd., Wind River Reinsurance Company, Ltd., and Global Indemnity Group, Inc., in each case in favor of Fox Paine & Company, LLC, relating to the obligations of Global Indemnity (Cayman) Ltd. under the Letter Agreement, dated March 15, 2011 (incorporated herein by reference to Exhibit 10.27 of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (File No. 000-34809)).
(g)	None.
(h)	None.